October 22, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited Schedule 14A Preliminary Proxy Statement Filed September 25, 2009 File No. 1-33628

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 16, 2009, with respect to the Company’s Schedule 14A Preliminary Proxy Statement filed September 25, 2009, File No. 1-33628 (the “Proxy Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.
We note the disclosure in your annual report on Form 10-K for fiscal year 2008 that you had 1,978 holders of record as of September 3, 2008.  Your most recent Form 10-K indicates that you had only 284 holders of record as of August 20, 2009.  With a view toward expanded disclosure, explain to us the reason(s) for the significant reduction in the number of record holders.  Also discuss the potential applicability of Rule 13e-3.

Response:  The Company acknowledges the Staff’s comment.  In the Company’s annual report on Form 10-K for fiscal year 2008, the reported number of 1,978 holders of record as of September 3, 2008 inadvertently included certain beneficial owners.  The actual number of record holders as of that date was 328, and, as such, the Company does not believe there has been a significant reduction in the number of its record holders.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

October 22, 2009   Page 2

The Company has considered Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not believe Rule 13e-3 is applicable because no “Rule 13e-3 transaction,” as such term is defined in Rule 13e-3(a)(3) under the Exchange Act, has occurred or is contemplated.

Proposal No. 3:  Approval of Amendment to our Memorandum of Association, page 13

2.
Revise to state explicitly whether you have any current plans, agreements, or understandings to issue for any purpose any of the additional shares to be authorized. In that regard, you indicate only that you “have no intentions at this time, however, to issue any of the shares... for financing if this proposal is approved.”

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to explicitly state that it does “not have any current plans, agreements, or understandings to issue for any purpose any of the additional shares to be authorized.”  Please see page 18.

Proposal No. 4: Approval of a Future Reverse Stock Split, page 14

Fractional Shares, page 16

3.	For the l-for-20 reverse split ratio, disclose whether paying cash in lieu of issuing fractional shares will result in a change to the number of record holders, and if so, provide the particulars.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Please see page 23.

Authorized Shares, page 16

4.
For the 1-for-20 ratio, provide tabular or similar disclosure comparing the pre- and post-split number of shares of your common stock that will be (a) issued and outstanding, (b) authorized and reserved for issuance, and (c) authorized but unreserved.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Please see page 24.

Executive Compensation, page 31

Elements of Compensation, page 33

October 22, 2009   Page 3

5.
Expand your discussion to explain further the increase from fiscal year 2008 to fiscal year 2009 in the total compensation paid to Named Executive Officers. For example, discuss further the decision to pay significant cash bonuses despite the stock price performance during fiscal year 2009 as compared to industry indices. In that regard, see the stock price performance graph presented on page 27 of your Form 10-K for fiscal year 2009. See Items 402(b)(2)(v) - (ix) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Please see page 46.

6.
You disclose that for fiscal year 2009, the Company used: (i) “performance targets” to determine the “performance multipliers” to be applied to individual cash bonus targets; (ii) “performance goals” to determine profit sharing arrangements; and (iii) “pay for performance” objectives and targets to determine awards granted under the 2006 LTIP. Disclose the quantitative or qualitative information used to determine each of these performance elements. For example, disclose the numeric ratings given to each performance target and the resulting performance multiplier used to determine cash bonuses.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Specifically, the Company has disclosed the performance targets and the resulting performance multiplier used to determine total cash bonuses.  The Company has also revised the disclosure under the heading “Profit Sharing Arrangements” to clarify that the Board of Directors has discretion to determine the percentage of the respective Named Executive Officer’s compensation that will be paid pursuant to the profit sharing program.  Furthermore, the Company has revised the disclosure under the heading “Equity Incentives” to indicate that the Remuneration Committee works with Cogent Compensation Partners to establish equity incentive compensation competitive with the Company’s peer group and does not take into account individual or Company-specific performance measures in determining equity incentive compensation.  Please see pages 44-50.

7.
To the extent disclosure of the quantitative or qualitative performance information would result in competitive harm, such that the information could be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. If you have an appropriate basis for omitting this performance information, you nonetheless must discuss the degree of difficulty in achieving the undisclosed performance targets and goal levels. In discussing how difficult or likely it will be to achieve these targets and goal levels or other factors, provide as much detail as necessary. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Company has revised the Proxy Statement in response to comment #6 and does not believe that the disclosure of quantitative or qualitative performance information will result in competitive harm.

October 22, 2009   Page 4

Cash Bonuses, page 34

8.
Revise the text and tabular disclosure to ensure that it is clear, consistent, and accurate. For example, the text that precedes the table does not explain how the application of a 125% target bonus level for Mr. Schiller to his $600,000 salary results in a bonus of $843,750.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to include tabular disclosure and describe how the application of target bonus levels and performance multipliers result in the total bonus amounts.  Please see page 47.

9.	In addition, further clarify how the fiscal year 2009 performance targets were adjusted.

Response:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to clarify how the fiscal year 2009 performance targets were adjusted.  Please see page 46.

Equity Incentives, page 35

10.
You disclose that your 2010 awards provide incentive compensation to your executive officers if the Company “achieves pre-established targets” based upon the performance of the Company’s common shares and total shareholder return. Disclose these pre-established targets and the method for calculating the “TSR Unit Number Modifier”.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Please see pages 48-49.

Please direct any questions that you have with respect to the foregoing or with respect to the Proxy Statement to Mark Kelly at (713) 758-4592 or Heather Callender at (713) 758-4618.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:                 David West Griffin, Energy XXI (Bermuda) Limited